Exhibit 99.1

Date: March 22, 2012	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

Amended Record date

To:	All Canadian Securities Regulatory Authorities
New York Stock Exchange
Securities and Exchange Commission

Subject: TELUS CORPORATION

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	03/04/2012
Record Date for Voting (if applicable) :	03/04/2012
Beneficial Ownership Determination Date :	03/04/2012
Meeting Date :	09/05/2012
Meeting Location (if available) :	Edmonton, AB

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON NON CDN	87971M996	CA87971M9969
COMMON CANADIAN	87971M103	CA87971M1032
NON-VOTING	87971M202	CA87971M2022

Sincerely,

Computershare Trust Company of Canada /

Computershare Investor Services Inc.

Agent for TELUS CORPORATION